                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  August 21, 2002

                        Net Serviços de Comunicação S.A.
                    (Exact Name as Specified in its Charter)

                        Net Communications Services Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Net Serviços de Comunicação S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira
      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: August 21, 2002

     This release contains forward-looking  statements relating to the prospects of the  business,  estimates for  operating  and  financial  results,  and those
related  to  growth   prospects  of Net Serviços de Comunicação are  merely
projections  and, as such,  are based  exclusively  on the  expectations  of Net
Serviços de Comunicação management concerning the future of the business and our continued  access to capital to fund our  business  plan.  Such  forward-looking statements depend,  substantially,  on changes in market conditions,  government regulations,  competitive  pressures,  the performance of the Brazilian economy, the industry  and that of the  international  markets and other risks  disclosed herein and in our filed  disclosure  documents  and are,  therefore,  subject to change without prior notice.
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NET SERVICOS DE COMUNICACAO S.A.

Corporate Tax ID (CNPJ) # 00.108.786/0001-65

NIRE # 35.300.177.240

PUBLIC COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 19, 2002

1. VENUE, TIME AND DATE: At the Company headquarters, located at 1356 Verbo Divino Street, 1st floor, Sao Paulo, SP, at 18:00 (Brazilian time) on August 19, 2002.

2. ATTENDANCE: The members of the Board of Directors, whose signatures are below in these minutes.

3. MEETING BOARD: Roberto Irineu Marinho, Chairman and Romulo de Mello Dias, Secretary.

4. AGENDA: to deliberate about (i) the verification of the Company’s capital increase through the issuance of 4,491,979 preferred shares, all being nominative and with no par value, at the price of R$0.70 (seventy centavos of Real) per share, as a result of the conversion, on August 9, 2002, of 24 debentures from the Company’s 2nd Public Offering of Debentures; (ii) the Company’s capital increase of R$532,478,758.00 (five hundred and thirty-two million, four hundred and seventy-eight thousand, seven hundred and fifty-eight Reais), within the authorized limits, through a private issuance of 276,082,012 common shares and 484,601,928 preferred shares, all being nominative and with no par value; (iii) the settlement of the price of the shares to be issued in the capital increase mentioned in item “ii” above; (iv) the method of subscription and pay-up of the shares to be issued in the capital increase mentioned in item “ii” above; (v) the settlement of a 30 days period for the Company’s shareholders to exercise the pre-emptive rights to subscribe shares to be issued in the Company’s capital increase; and (vi) the verification of the subscription and pay-up of the shares issued in the capital increase by the signatories of the Company’s Recapitalization Protocol.

5. DECISIONS: The attending members of the Board of Directors unanimously decided the following:

        (a) To approve the verification of the Company’s capital increase in the amount of R$3,144,385.30 (three million, one hundred and forty-four thousand, three hundred and eighty-five Reais and thirty centavos), through the issuance of 4,491,979 preferred shares, all being nominative and with no par value, at the price of R$0.70 (seventy centavos of Real) per share, as a result of the conversion, on August 9th, 2002, of 24 debentures from the Company’s 2nd Public Offering of Debentures, which increased the Company’s capital from R$2,187,900,524.71 (two billion, one hundred and eighty-seven million, nine hundred thousand, five hundred and twenty-four Reais and seventy-one centavos), consisting of 552,289,144 common shares and 675,494,564 preferred shares, to R$2,191,044,910.01 (two billion, one hundred and ninety-one million, forty-four thousand, nine hundred and ten Reais and one centavo), consisting of 552,289,144 common shares and 679,986,543 preferred shares, all being nominative and with no par value;

        (b) To approve the Company’s capital increase from R$2,191,044,910.01 (two billion, one hundred and ninety-one million, forty-four thousand, nine hundred and ten Reais and one centavo) to R$2,723,523,668.01 (two billion, seven hundred and twenty-three million, five hundred and twenty-three thousand, six hundred and sixty-eight Reais and one centavo), through the issuance to a private subscription of 276,082,012 common shares and 484,601,928 preferred shares, all being nominative and with no par value; all funds resulting from this capital increase will be incorporated to the Company’s capital stock. The issued shares will have the right to receive the total amount of dividends related to the fiscal year of 2002;

        (c) To approve an increase in the amount of the aforementioned capital increase, within the authorized limits stated in the Company’s Bylaws, of up to R$162,844,770.34 (one hundred and sixty-two million, eight hundred and forty-four thousand, seven hundred and seventy Reais and thirty-four centavos), if such increase is necessary to support the excess demand regarding the pre-emptive rights exercise by the Company’s shareholders, under the terms of item “f” below;

        (d) To settle the price of the shares to be issued in R$ 0.70 per common share and R$ 0.70 per preferred share, as approved by the Board of Directors at the meeting held on August 5, 2002, which is the same issuance price settled in the public offering of shares issued by the Company, approved at the Board of Director’s Meeting held on June 18, 2002, with the amendments approved on the Board of Director’s Meetings held on July 23, 2002 and July 31, 2002, which were settled under article 170, paragraph 1st, from Law n. 6,404/76;

        (e) To approve that the shares will be paid up upfront, at the subscription date, in (i) Brazilian currency; or (ii) delivery of debentures from the Company’s 2nd Public Offering of Debentures; or (iii) capitalization of credits owned by the Company’s shareholders in the form of advances for future capital increase (AFAC);

        (f) To settle a 30 days period, starting at the publication of these Minutes, for the Company’s shareholders to exercise their pre-emptive rights, based on the amount of shares held as of the market closing on August 20, 2002. The unsubscribed shares may be divided among the shareholders that apply for reserves, based on the proportion of their subscribed shares over the total amount subscribed;

        (g) As a result of the matter approved on item (b) above, the Directors that were present verified that 276,082,012 common shares and 484,601,928 preferred shares were subscribed and paid-up, in a total amount of R$532,478,758.00 (five hundred and thirty-two million, four hundred and seventy-eight thousand, seven hundred and fifty-eight Reais), by the shareholders Distel Holding S.A., Roma Participações Ltda., Globo Comunicações e Participações S.A. and BNDES Participações S.A. – BNDESPAR, through the delivery of debentures from the Company’s 2nd Public Offering of Debentures and the capitalization of credits owned by the Company’s shareholders in the form of advances for future capital increase (AFAC), as described in the respective subscription lists, filed with the Company’s headquarters, in order to comply with the firm commitment assumed by the respective shareholders in the Recapitalization Protocol, as previously approved by the Board of Directors on the meeting held on August 5, 2002. As a result, the Directors acknowledge that the commitments assumed by the Company’s shareholders in the Recapitalization Protocol were completely fulfilled, and the Company’s capital increase resulting from the public offering of shares referred to in item (d) above, as well as the increase resulting from the aforementioned private issuance of shares, totalized an amount of R$1.129.974.518,40 (one billion, one hundred and twenty-nine million, nine hundred and seventy-four thousand, five hundred and eighteen Reais and forty centavos);

        (h) In order to verify the Company’s total capital increase, the Directors acknowledge that the Company’s capitalization mentioned in item (g) above should be increased by the amount of R$68,309,520.30 (sixty-eight million, three hundred and nine thousand, five hundred and twenty Reais and thirty centavos), corresponding to the Company’s capital increase resulting from the conversion of debentures from the 2nd Public Offering into preferred shares, as acknowledged by the Directors in the Meeting held on August 9, 2002, and in item (a) of these Minutes.

6. CLOSING: Having no further issues, the meeting was ended and these minutes were drawn up, read and approved, signed by all members of the Board of Directors who were present. Sao Paulo, August 19, 2002. Signatures: Roberto Irineu Marinho - President; Romulo de Mello Dias - Secretary; Henri Philippe Reichstul - Director; Mauro Muratorio Not - Director; Romulo de Mello Dias - Director; Nelson Pacheco Sirotsky - Director; Ronnie Vaz Moreira - Director; Stefan Alexander - Director; Jorge Luiz de Barros Nobrega - Director.

I certify that this is a free translation of the original minutes drawn up in the Company’s records.

______________________

Romulo de Mello Dias

Secretary